For Immediate Release

8x8, Inc.

8x8, Inc. Announces 2009 Fiscal Year End Operating Results

Company reports record quarter of organic business customer additions and 38% year over year increase in business service revenue

SANTA CLARA, CA -- May 21, 2009 -- 8x8, Inc. (Nasdaq: EGHT), provider of Internet Protocol (IP) communications solutions for business and residential users, today announced financial operating results for its fiscal fourth quarter and year ended March 31, 2009.

Total revenue for the fiscal year ended March 31, 2009 was $64.7 million compared with $61.6 million for fiscal 2008, a 5% year over year increase. 8x8 business services revenue grew 38% year over year, from $29.1 million in fiscal 2008 to $40.2 million in fiscal 2009, and accounted for 62% of the company's overall revenue in fiscal 2009. A GAAP net loss of $2.5 million or ($0.04) per share was reported for fiscal 2009 compared with GAAP net income of $30,000, or $0.00 per share, in fiscal 2008. The loss for fiscal 2009 resulted from a series of write-offs and charges incurred in the Company's fourth fiscal quarter.

8x8 reported a GAAP net loss for the fourth quarter of fiscal 2009 of $3.9 million or ($0.06) per share, compared with net income of $691,000 or $0.01 per share for the same period of fiscal 2008 and net income of $180,000 or $0.00 per share for the previous quarter. The net loss included the following charges:

- $2,399,000 FAS-123(R) charge related to the acceleration of substantially all unvested employee and director stock options in January 2009;
- $543,000 inventory write-off of 8x8's older Virtual Office analog telephone equipment;
- $339,000 royalty license expense;
- $226,000 reserve for uncollected royalty revenue; and
- $145,000 write-off of a legacy billing system.

During the fourth quarter of fiscal 2009, 8x8 added a record number of organic, new business customers, increasing its business communications services subscriber base by 1,307 net new business customers compared to 838 in the same period last year and 962 in the third quarter. This increase resulted from the combination of 2,792 gross new business customer additions, and an improvement in business customer churn to 2.7% compared to 3.6% in the same period last year and 2.9% in the prior quarter. 8x8 ended the fourth quarter with a total of 16,013 business customers.

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Revenue for the fourth quarter of fiscal 2009 was $15.8 million compared with $16.3 million for the same period of fiscal 2008 and $16.2 million for the previous quarter. The decrease in overall revenue for the quarter was attributable to the continued decline of residential service revenue, a reduction in revenue due to uncollected licensing revenue from one large customer, and an increase in upfront equipment subsidies to new business customers which resulted in the addition of a record number of business customers during the quarter. 8x8 business service revenue grew to 68% of total revenue in the fourth quarter of fiscal 2009, compared with 50% of total revenue in the same period of fiscal 2008 and 66% of total revenue in the previous quarter. Residential and video service revenue declined 6% in the fourth quarter of fiscal 2009 to $5.2 million from $5.6 million in the prior quarter.

Cash and investments increased to $16.4 million in the fourth quarter of fiscal 2009 from $16.2 million in the previous quarter and $14.6 million in the same period of fiscal 2008. This represents the eighth consecutive quarter of increased cash and investments and a total increase of $1.8 million since the end of fiscal 2008.

"During the fourth quarter of fiscal 2009, 8x8 witnessed the highest demand for our money-saving hosted IP telephony solutions than ever before," said 8x8 Chairman & CEO Bryan Martin. "While our overall revenue for the quarter declined slightly, we are encouraged by the record number of new business subscribers to our services and believe this is a leading indicator of increasing monthly recurring business service revenue in the quarters to come."

"To reduce future expense, the Company accelerated FAS-123(R) charges related to unvested employee stock options, which accounted for the majority of the Company's net loss in the fourth quarter. Substantially all of these employee stock option shares are underwater, and there were no modifications to the price or other terms of these options," Martin continued. "Although this decision contributed to a net loss, following a string of five profitable quarters, we believe that 8x8 is now well positioned to maximize its earnings per share going into fiscal 2010, which began on April 1, 2009, and to leverage our increased cash balances to accelerate the pace of our technology development related to new IP communications services and delivery platforms."

Q4FY'09 Business Highlights:

- Added a record number (1,307) of net new business subscribers to end the quarter with over 16,000 customers subscribing to 8x8 business communications services

- Organically added a record number of new, gross business customers during the quarter

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- Improved business churn to 2.7%, compared with 3.6% in the same period last year and 2.9% in the prior quarter

- Appointed telecom industry veteran Debbie Jo Severin as Chief Marketing Officer/VP Marketing

- Continued expansion of quota-carrying direct sales force from 56 at the end of the third quarter to 63 at the end of the fourth quarter; direct sales accounted for 96% of new monthly recurring revenue added during the fourth quarter

- Increased business service revenue to 68% of total revenue – up from 50% in the same period last year and 66% in the prior quarter

- Added $181,000 in cash and investments quarter over quarter and $1.8 million year over year to the Company's balance sheet, marking the Company's eighth consecutive quarter of increasing cash and investments

- Accelerated the recognition of $2.4 million of outstanding, future stock compensation expense into the fourth fiscal quarter, eliminating substantially all FAS-123(R) stock compensation expenses from the Company's 2010 fiscal year.

Management will host a conference call to discuss these results and other matters related to the Company's business today, May 21, 2009, at 4:30 p.m. EDT. The call is accessible via the following numbers and webcast link:

Dial In:	(888) 397-5338, domestic
	(719) 457-2630, international
Replay:	(888) 203-1112, passcode 4712725, domestic
	(719) 457-0820, passcode 4712725, international
Webcast:	http://investors.8x8.com/

About 8x8, Inc.

8x8, Inc. (Nasdaq: EGHT) offers voice, video and mobile communications solutions for business and residential customers. These solutions leverage existing broadband Internet connections and cellular networks to deliver advanced features and digital quality phone service at a fraction of the cost of legacy, copper wire alternatives. Businesses of any size, configuration or geographic location can benefit from the cost, performance and operational advantages of VoIP technology. All 8x8 communications solutions carry little or no upfront investment, no maintenance or upgrade fees and no change in user behavior. For additional information, visit www.8x8.com.

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Forward Looking Statements

This news release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. These statements include, without limitation, information about future events based on current expectations, potential product development efforts, near and long-term objectives, potential new business, strategies, organization changes, changing markets, future business performance and outlook. Such statements are predictions only, and actual events or results could differ materially from those made in any forward-looking statements due to a number of risks and uncertainties. Actual results and trends may differ materially from historical results or those projected in any such forward-looking statements depending on a variety of factors. These factors include, but are not limited to, customer acceptance and demand for our products and services, the reliability of our services, the prices for our services, customer renewal rates, customer acquisition costs, actions by our competitors, including price reductions for their telephone services, potential federal and state regulatory actions, compliance costs, potential warranty claims and product defects, our needs for and the availability of adequate working capital, our ability to innovate technologically, the timely supply of products by our contract manufacturers, potential future intellectual property infringement claims that could adversely affect our business and operating results, and our ability to retain our listing on the NASDAQ Capital Market. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see "Risk Factors" in the Company's reports on Forms 10-K and 10-Q, as well as other reports that 8x8, Inc. files from time to time with the Securities and Exchange Commission. All forward-looking statements are qualified in their entirety by this cautionary statement, and 8x8, Inc. undertakes no obligation to update publicly any forward-looking statement for any reason, except as required by law, even as new information becomes available or other events occur in the future.

NOTE: 8x8, the 8x8 logo, and 8x8 Virtual Office are trademarks of 8x8, Inc. All other trademarks are the property of their respective owners.

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Investor Relations Contact:
Joan Citelli
jcitelli@8x8.com
(408) 687-4320

8x8, Inc.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts; unaudited)

	Three Months Ended March 31,		Twelve Months Ended March 31,	
	2009	**2008**	**2009**	**2008**
Service revenues	$ 14,198	$ 15,068	$ 58,486	$ 56,177
Product revenues	1,567	1,264	6,188	5,469
Total revenues	15,765	16,332	64,674	61,646
Operating expenses:				
Cost of service revenues (1)	4,179	3,891	15,714	16,671
Cost of product revenues (1)	2,349	1,552	7,135	6,762
Research and development (1)	1,538	1,171	5,212	4,335
Selling, general and administrative (1)	11,700	9,023	39,680	37,596
Total operating expenses	19,766	15,637	67,741	65,364
Income (loss) from operations	(4,001)	695	(3,067)	(3,718)
Other income (loss), net	32	(48)	298	1,606
Income (loss) on change in fair value of warrant liability	(11)	44	314	2,142
Income (loss) before provision for income taxes......	(3,980)	691	(2,455)	30
Provision (benefit) for income taxes	(68)	-	45	-
Net income (loss)	$ (3,912)	$ 691	$ (2,500)	$ 30
Net income (loss) per share:				
Basic	$ (0.06)	$ 0.01	$ (0.04)	$ 0.00
Diluted	$ (0.06)	$ 0.01	$ (0.04)	$ 0.00
Weighted average number of shares:				
Basic	62,568	62,019	62,317	61,897
Diluted	62,568	62,148	62,317	62,112

(1) Amounts include stock-based compensation expense, as follows:

	Three Months Ended March 31,		Twelve Months Ended March 31,	
	2009	**2008**	**2009**	**2008**
Cost of service revenues	$ 200	$ 19	$ 216	$ 33
Cost of product revenues	31	5	47	18
Research and development	405	71	542	255
Selling, general and administrative	1,789	219	2,490	966
	$ 2,425	$ 314	$ 3,295	$ 1,272

8x8, Inc.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, unaudited)

	March 31, 2009		March 31, 2008
ASSETS			
Current assets			
Cash and cash equivalents …………….....................................	$ 16,376	$	11,185
Short-term investments …………………………………………	-		3,382
Accounts receivable, net	414		1,807
Inventory	2,297		1,539
Other current assets	841		1,492
Total current assets	19,928		19,405
Property and equipment, net	1,485		2,010
Other assets	443		136
Total assets	$ 21,856	$	21,551
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities			
Accounts payable	$ 4,810	$	4,885
Accrued compensation	1,264		1,048
Accrued warranty	328		314
Deferred revenue	2,254		3,139
Other accrued liabilities	3,858		3,872
Total current liabilities	12,514		13,258
Other liabilities …………………………………………………	291		109
Fair value of warrant liability …………………………………	21		335
Total liabilities	12,826		13,702
Total stockholders' equity	9,030		7,849
Total liabilities and stockholders' equity......................................	$ 21,856	$	21,551

8x8, Inc.
Selected Operating Statistics

	FQ108	FQ208	FQ308	FQ408	FQ109	FQ209	FQ309	FQ409
Gross business customer additions (1)	1,746	1,872	1,924	2,162	2,398	3,324	2,437	2,792
Gross business customer cancellations (less cancellations within 30 days of sign-up)	876	849	949	1,138	1,098	1,187	1,224	1,245
Business customer churn (less cancellations within 30 days of sign-up) (2)	3.8%	3.3%	3.3%	3.6%	3.2%	3.1%	2.9%	2.7%
Total business customers (3)	8,160	9,111	10,007	10,845	11,898	13,744	14,706	16,013
Business customer average monthly service revenue per customer (4)	$ 247	$ 234	$ 233	$ 229	$ 237	$ 220	$ 208	$ 202
Revenue from business customers (in '000s)	$ 6,444	$ 6,953	$ 7,542	$ 8,111	$ 9,077	$ 9,826	$ 10,614	$ 10,728
Revenue from residential and video customers (in '000s)	$ 8,181	$ 7,793	$ 8,182	$ 7,685	$ 7,192	$ 6,356	$ 5,572	$ 5,236
Revenue from technology licensing (in '000s)	$ 117	$ 22	$ 80	$ 536	$ 12	$ 243	$ 17	$ (199)
Total Revenue	$ 14,742	$ 14,768	$ 15,804	$ 16,332	$ 16,281	$ 16,425	$ 16,203	$ 15,765
Percentage of revenue from business customers	43.7%	47.1%	47.7%	49.7%	55.8%	59.8%	65.5%	68.1%
Percentage of revenue from residential and video customers	55.5%	52.8%	51.8%	47.0%	44.1%	38.7%	34.4%	33.2%
Percentage of revenue from technology licensing	0.8%	0.1%	0.5%	3.3%	0.1%	1.5%	0.1%	-1.3%
Total Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Overall service margin	70%	67%	70%	74%	75%	73%	74%	71%
Overall product margin	-4%	-77%	15%	-23%	-13%	-10%	9%	-50%
Overall gross margin	64%	52%	65%	67%	68%	65%	67%	59%
Total (business, residential and video) subscriber acquisition cost per service (5)	$ 138	$ 99	$ 129	$ 155	$ 162	$ 163	$ 135	$ 119
Business subscriber acquisition cost per service (6)	$ 141	$ 142	$ 161	$ 158	$ 171	$ 171	$ 141	$ 118
Average number of services subscribed to per business customer	7.0	7.2	7.3	7.2	7.1	6.9	6.6	6.6
Business customer subscriber acquisition cost (7)	$ 991	$ 1,028	$ 1,177	$ 1,135	$ 1,217	$ 1,174	$ 933	$ 785
Residential lines in service	100,571	117,338	112,229	107,260	100,937	93,865	86,992	81,569
Total (business, residential and video) customer churn (less cancellations within 30 days of sign-up) (8)	4.6%	3.9%	3.8%	4.0%	3.5%	4.2%	3.9%	3.5%

(1) Includes 1,154 "Find me,Follow me" and 40 8x8 Virtual Office customers acquired in the second quarter of fiscal 2009 from Avtex Solutions, LLC ("Avtex").

(2) Business customer churn is calculated by dividing the number of business customers that terminated (after the expiration of the 30 day trial) during that period by the simple average number of business customers during the period and dividing the result by the number of months in the period. The simple average number of business customers during the period is the number of business customers on the first day of the period plus the number of business customers on the last day of the period divided by two.

(3) Business customers are defined as customers paying for service. Prior to April 1, 2008, 8x8 included customers in the business customer count that were using the service as a trial or evaluation and not yet paying for service. The numbers in this table prior to and after April 1, 2008, only include business customers that are paying for service. Customers that have prepaid for their first month of service and are currently in the 30 day trial period are considered to be customers that are paying for service.

(4) Business customer average monthly service revenue per customer is service revenue from business customers in the period divided by the number of months in the period divided by the simple average number of business customers during the period.

(5) Total (business, residential and video) subscriber acquisition cost per service is defined as the combined costs of advertising, marketing, promotions, commissions and equipment subsidies during the period divided by the number of gross services added during the period.

(6) Business subscriber acquisition cost per service is defined as the combined costs of advertising, marketing, promotions, commissions and equipment subsidies for business services sold during the period divided by the number of gross business services added during the period. The addition of 1,154 Avtex customers that migrated to 8x8 in the second fiscal quarter of 2009 but subscribed to "Find me, Follow me" services rather than 8x8 Virtual Office service, and the $79,230 in expense related to the acquisition of these 1,154 customers, is excluded from this calculation.

(7) Business customer subscriber acquisition cost is business subscriber acquisition cost per service times the average number of services subscribed to per business customer.

(8) Total (business, residential and video) customer churn is calculated by dividing the number of services terminated (after the expiration of the 30 day trial) during that period by the simple average number of services during the period and dividing the result by the number of months in the period.